03013718

TES

GE COMMISSION

Washington, D.C. 20549

BD 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8-46616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFIC SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Crescent Center Drive, Suite 400
(No. and Street)

FRANKLIN, (City) TN (State) 37067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxey L. Sanders 615-309-3446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 1000, (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maxey L. Sanders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFIC Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Financial & Operations Principal

Title

Notary Public Commission expires 10-31-04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFIC SECURITIES CORPORATION

(a wholly-owned subsidiary of PFIC Corporation)

Financial Statements and Supplementary Information
December 31, 2002

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
50 North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In our opinion, based on our audit and the report of other auditors, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"), which statements reflect total assets of $312,906,165 as of December 31, 2002, and total revenues of $137,790,960 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for Vining-Sparks, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 2,774,966
Marketable securities, at market value	122,332
Commissions receivable, net of allowance for doubtful accounts of $21,754	724,193
Distribution receivable from Vining-Sparks (Note 8)	568,229
Accounts receivable	85,599
Investment in Vining-Sparks (Note 8)	11,518,132
Furniture, fixtures and equipment, net of accumulated depreciation of $163,922	139,211
Deposits with clearing organizations	62,734
Intangible asset	338,867
Prepaid expenses	190,987
Total assets	$ 16,525,250
Liabilities and Stockholder's Equity	
Commissions payable to outside financial institutions	$ 398,125
Accrued expenses	1,156,804
Due to affiliate	267,283
Payable to broker dealer	417,489
Total liabilities	2,239,701
Commitments and contingencies (Note 7)	-
Stockholder's equity:	
Capital stock (100,000 shares authorized, no par value; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	18,938,891
Accumulated deficit	(4,654,342)
Total stockholder's equity	14,285,549
Total liabilities and stockholder's equity	$ 16,525,250

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Operations
For the Year Ended December 31, 2002

Income	
Commissions	$15,765,757
Other	112,192
Total income	15,877,949
Expenses	
General and administrative	6,628,217
Employee compensation and benefits	6,983,299
Commissions to outside financial institutions	2,784,627
Allocations to UPC affiliate banks	3,672,179
Brokerage clearing fee expense	1,107,353
Registration fees	329,417
Total expenses	21,505,092
Loss before equity in earnings of Vining-Sparks	(5,627,143)
Equity in earnings of Vining-Sparks	5,663,708
Income before income tax expense	36,565
Income tax expense	(25,193)
Net income	$ 11,372

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2002	$ 1,000	$ 18,438,891	$ (4,665,714)	$ 13,774,177
Net income			$ 11,372	11,372
Cash capital contributions from Parent		500,000		500,000
Balance at December 31, 2002	$ 1,000	$ 18,938,891	$ (4,654,342)	$ 14,285,549

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	11,372
Adjustments to reconcile net income to net cash used by operating activities:		
Equity in earnings of Vining-Sparks		(5,663,702)
Depreciation of furniture, fixtures and equipment		106,006
Amortization of intangible asset		176,800
Changes in assets and liabilities:		
Increase in marketable securities, at market value		(108,172)
Increase in commissions receivable		(144,620)
Increase in accounts receivable		(5,325)
Decrease in deposits with clearing organizations		671
Increase in prepaid expenses		(8,407)
Decrease in commissions payable to outside financial institutions		(109,227)
Increase in accrued expenses		117,765
Increase in due to affiliate		354,587
Increase in payable to broker dealer		356,249
Net cash used by operating activities		(4,916,003)
Cash flows from investing activities:		
Cash distributions from Vining-Sparks		4,826,325
Net cash provided by investing activities		4,826,325
Cash flows from financing activities:		
Cash capital contributions from Parent		500,000
Net cash provided by financing activities		500,000
Net increase in cash and cash equivalents	$	410,322
Cash and cash equivalents, at beginning of year	$	2,364,644
Cash and cash equivalents, at end of year	$	2,774,966
Supplemental cash flow disclosures:		
Cash received from the Parent for income tax benefit	$	323,894

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Notes to Financial Statements
December 31, 2002

Note 1 - Organization and Nature of Business

PFIC Securities Corporation (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of PFIC Corporation (the "Parent"), which is wholly-owned by Union Planters Bank, National Association ("UPB"). UPB is a wholly-owned subsidiary of Union Planters Corporation ("UPC").

The Company is an introducing broker-dealer offering a wide range of investment products to retail customers. The Company accepts customer orders but clears transactions through another brokerage firm (clearing broker) on a fully disclosed basis. The clearing broker processes and settles the customer transactions for the Company. The commissions and other add-on fees earned from the transactions are divided between the Company and the clearing broker in accordance with contractual terms. The Company has percentage lease contracts with various banks and other financial institutions for distribution of security products.

The Company is registered with the Securities and Exchange Commission (the "SEC" or the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the broker-dealer industry. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation. The equity method of accounting is used for all investments in which the Company has significant influence (see Note 8).

Cash and Cash Equivalents. The Company considers all demand deposits and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities. Marketable securities arise from customer trading errors and are valued at market value. The cost of securities sold is determined using the specific identification method and realized gains and losses are reflected in income.

Income Recognition. Commission revenues and related clearing expenses are recorded by the Company on a settlement date basis. The amounts recorded approximate the amounts that would be recorded on a trade date basis. Commission income received by the Company is recorded gross, and the amount of clearing broker-dealer fees are recorded as expenses in the accompanying statement of operations. The Company records its commission liability to financial institutions on a contractual percentage of the gross commission earned.

Management Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. The Company files a consolidated return with UPC for federal income tax purposes under tax sharing agreements. For state income tax purposes, the Company files either a consolidated return with UPC or a separate return, depending upon individual state requirements. Income tax expense/benefit is calculated herein at the statutory rate on a separate company basis. The Company records deferred taxes resulting from the recognition of certain transactions in different periods for tax and book reporting purposes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Furniture, Fixtures and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided for financial statement purposes using the straight-line method based on estimated useful lives of three to ten years for furniture and equipment.

Intangible Asset. An intangible asset, arising from the purchase of the business staff and territories of Magna Investments Inc., is being amortized on a straight-line basis over an estimated useful life of five years.

Impairment of Long-lived Assets. In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we adopted this new accounting standard on January 1, 2002. The adoption had an immaterial impact on the Company's financial condition, results of operations and cash flows.

Statement of Changes in Subordinated Liabilities. The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2002 or during the year then ended.

New Accounting Standards. In July 2001, the FASB issued SFAS No. 141, *Business Combinations.* SFAS No. 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS No. 141, we adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, we adopted this new accounting standard on January 1, 2002. The adoption had an immaterial impact on the Company's financial condition, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143 we adopted this new accounting standard on January 1, 2003. The adoption is expected to have an immaterial impact on the Company's financial condition, results of operations and cash flows.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. Union Planters will adopt the new standard as required and does not expect it to have a material impact on the Company's financial condition, results of operations or cash flows.

Note 3 – Related Party Transactions

Certain expenses such as payroll, benefits and other administrative expenses are charged by UPC to the Parent, who allocates a proportional share to the Company. During 2002, the Parent allocated approximately $11.9 million to the Company in connection with these expenses.

Allocations to UPC affiliate banks totaled approximately $3.7 million in 2002.

Employees of the Company are also eligible to participate in UPC sponsored employee benefit plans.

Note 4 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Commission's "Uniform Net Capital Rule" ("Rule 15c3-1") which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. The minimum net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds 10 times its net capital as defined under Rule 15c3-1.

At December 31, 2002, the Company's net capital was $1,217,532, which exceeded the minimum net capital requirement of $141,159 by $1,076,373. The Company's ratio of aggregate indebtedness to net capital was 1.74 to 1 at December 31, 2002.

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

Note 5 - Commissions Receivable

Commissions receivable includes transaction fees due to the Company from mutual fund investment companies, variable annuity insurance contracts and the clearing broker, net of an allowance for doubtful accounts of $21,754. Management evaluates these amounts and provides an allowance for doubtful accounts for amounts outstanding over 60 days.

Note 6 – Income Taxes

The components of income tax expense are as follows:

Current tax expense	
Federal	$ 271,585
State	58,477
Total current tax expense	$ 330,062
Deferred tax benefit	
Federal	$ (250,567)
State	(54,302)
Total deferred tax benefit	$ (304,869)
Total income tax expense	$ 25,193

The Company's effective tax rate differs from the statutory rate as follows:

Federal tax expense at statutory rate	$	12,788
State income tax expense (net of federal benefit)		2,714
Meals and entertainment		9,415
Other		276
	$	25,193

The only significant deferred tax asset is from the transfer of the Vining-Sparks ownership interest (see Note 8) in the amount of $621,748, which is included in due from affiliate at December 31, 2002.

Note 7 – Commitments and Contingencies

The Company is an introducing broker-dealer and clears all transactions with and for customers on a fully disclosed basis with other broker-dealers. The Company promptly transmits all customer funds and securities to such clearing broker-dealers.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the Company will sell out, or buy in at then current market prices, as appropriate, the customer's account so as to bring it into compliance with applicable margin or maintenance requirements.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31,2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is party to various legal proceedings that have arisen in the ordinary course of business, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously estimated amounts. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Company's financial position, results of operations nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings. Additionally, at December 31, 2002, the Company has reserves related to pending litigation, which totals $564,000. Management believes this amount to be adequate.

Note 8 – Investment in Vining-Sparks

On September 21, 2000, the Company received, as a capital contribution from the Parent, a 27.4% limited partnership ownership interest in Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"). The Company obtained authorization from the NASD for the Parent to transfer the limited partnership ownership interest.

The transfer of interest does not impact or change the business of the Company in any way as it reflects an investment only. The Company has no supervisory or management responsibility nor is it involved in day to day management of Vining-Sparks. In addition, there is no change in the business or operation of Vining-Sparks as a result of the transfer. The transfer is reflected as an investment and a corresponding increase in net capital for the Company and thereafter treated as a non-allowable asset for purposes of net capital computations.

The Company received cash distributions based on its equity interest in Vining-Sparks of $4,826,325 for the year ended December 31, 2002. Distributions receivable from Vining-Sparks totaling $568,229 at December 31, 2002 represent distributions declared in December 2002 and subsequently received in January 2003.

Summarized financial information for the year ended December 31, 2002 for Vining-Sparks was as follows:

	2002
Income statement information:	
Revenues	$ 137,790,960
Net income	20,670,425
Financial condition information:	
Total assets	312,906,165
Total liabilities	272,902,366
Total partnership equity	40,003,799

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002 **Schedule I**

Computation of Net Capital

Total stockholder's equity	$ 14,285,549
Deductions and/or charges:	
Non-allowable assets:	
Aged receivables from broker-dealers and clearing organizations	103,459
Furniture, fixtures and equipment	139,211
Unsecured receivable	85,599
Intangible asset	338,867
Distributions receivable from Vining-Sparks	568,229
Investment in Vining-Sparks	11,518,132
CRD deposit account	12,733
Prepaid expenses	190,987
Total non-allowable assets	12,957,217
Other Charges:	
Fidelity bond deductible in excess of requirement	38,000
Total deductions	12,995,217
Net capital before haircuts on securities positions	1,290,332
Haircuts on trading and investment securities:	
Equity securities and mutual funds	(18,350)
Money market account	(54,450)
Net capital	$ 1,217,532

Computation of Aggregate Indebtedness

Commissions payable to outside financial institutions	398,125
Accrued expenses and other payables	1,841,576
Deduction: Payable to broker/dealer	(122,332)
Aggregate indebtedness	$ 2,117,369

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002 **Schedule I (continued)**

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 141,159
Excess net capital	$ 1,076,373
Ratio of aggregate indebtedness to net capital	1.74 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by PFIC Securities Corporation and included in its unaudited Part II FOCUS report filing as of the same date.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002 **Schedule II**

The Company claims exemption under section (k)2(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
50 North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Stockholder of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003